SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dynagas LNG Partners LP

(Name of Issuer)

Common Units

Representing Limited Partner Interests

(Title of Class of Securities)

MHY2188B1083

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

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CUSIP No. MHY2188B1083	13G	Page 2 of 8

1	NAME OF REPORTING PERSONS Zimmer Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,168,563**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,168,563**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,168,563**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

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CUSIP No. MHY2188B1083	13G	Page 3 of 8

1	NAME OF REPORTING PERSONS Zimmer Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,168,563**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,168,563**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,168,563**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%**
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

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CUSIP No. MHY2188B1083	13G	Page 4 of 8

1	NAME OF REPORTING PERSONS Stuart J. Zimmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,168,563**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,168,563**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,168,563**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

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SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Zimmer Partners, LP, a Delaware limited partnership (the “Investment Manager”), Zimmer Partners GP, LLC, a Delaware limited liability company (the “GP”), and Stuart J. Zimmer (collectively, the “Reporting Persons”). Stuart J. Zimmer is the sole member of the GP. The GP is the general partner of the Investment Manager. The Investment Manager is the investment manager of ZP Master Utility Fund, Ltd. (the “Master Fund”) and managed accounts (collectively with the Master Fund, the “Zimmer Accounts”). This Schedule 13G relates to Common Units Representing Limited Partner Interests (the “Common Units”) of Dynagas LNG Partners LP, a Marshall Islands limited partnership (the “Issuer”), held by the Zimmer Accounts.

Item 1(a)	Name of Issuer.

Dynagas LNG Partners LP

Item 1(b)	Address of Issuer’s Principal Executive Offices.

97 Poseidonos Avenue & 2, Foivis Street,
Glyfada, 16674, Greece

Item 2(a)	Name of Person Filing.

(1) Zimmer Partners, LP
(2) Zimmer Partners GP, LLC
(3) Stuart J. Zimmer

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:
888 Seventh Avenue, 23rd Floor
New York, NY 10106

Item 2(c)	Citizenship or Place of Organization.

(1) Zimmer Partners, LP is a Delaware limited partnership.
(2) Zimmer Partners GP, LLC is a Delaware limited liability company.
(3) Stuart J. Zimmer is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common Units Representing Limited Partner Interests.

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Item 2(e)	CUSIP Number.

MHY2188B1083

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	The Reporting Persons may be deemed the beneficial owners of 1,168,563 Common Units.

(b)	The Reporting Persons may be deemed the beneficial owners of 7.8% of the outstanding Common Units. This percentage was determined by dividing 1,168,563 by 14,985,000, which is the number of Common Units outstanding as of December 12, 2013, according to the Issuer’s Form 6-K filed on December 18, 2013 with the Securities and Exchange Commission.

(c)	The Reporting Persons have the shared power to vote and dispose of the 1,168,563 Common Units beneficially owned.

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Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

The Zimmer Accounts have an indirect interest in dividends and/or sale proceeds of the Common Units held by the Zimmer Accounts, including the Master Fund, which individually has a more than 5% interest in the Common Units.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated February 14, 2014, between the Investment Manager, the GP and Stuart J. Zimmer.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

Zimmer Partners, LP

By: Zimmer Partners GP, LLC, its general partner

By:	/s/ Stuart J. Zimmer
STUART J. ZIMMER, Sole Member

Zimmer Partners GP, LLC

By:	/s/ Stuart J. Zimmer
STUART J. ZIMMER, Sole Member

/s/ Stuart J. Zimmer
Stuart J. Zimmer

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